Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: December 14, 2020

AstraZeneca PLC posted the following communication to its intranet site available to its employees on December 12, 2020

AZ to acquire Alexion, accelerating our strategic and financial journey

Message from Pascal

Dear all,

Today is a significant day in the history of our company. We have just announced an agreement to acquire Alexion, an innovative biopharmaceutical company with a leading position in the treatment of patients with immune-mediated rare diseases.

As we returned to growth, we said that we were open to acquisitions if the right opportunities arose. We believe that the acquisition of Alexion is an exceptional opportunity that is both strategically compelling and will support our industry-leading growth. I will explain more in a moment, but let me first outline some of the questions that we have always asked ourselves when looking at significant acquisitions — Does it advance the delivery of our strategy? Will we be able to make an even bigger difference through our therapy area leadership and geographical reach? Would it support top-line growth? Is the integration manageable, and is there a strong cultural fit? And, is it beneficial to the investors who have supported us through our transformation?

The answer to all of those questions with Alexion is yes. The combination will:

Accelerate the achievement of our ambition to become a leader in areas of immunology with high unmet medical needs

•                  Over recent years, we have advanced our immunology research and the development of medicines for immune-mediated conditions, including brazikumab, anifrolumab, Fasenra, and tezepelumab. Adding Alexion’s deep pipeline, covering multiple modalities, disease pathways, and indications, and its innovative complement system research platform, will significantly expand our scientific presence in immunology and open up new opportunities.

Drive innovation and speed delivery of the next wave of science

•                  Our combined expertise in immunology, biologics, genomics, and oligonucleotides, together with our broad focus across primary, specialized, and highly specialized care, will drive future medicine innovation. We will be able to harness Alexion’s complement system research platform to advance our work in immunology — the complement system is pivotal to the innate immune system, playing a crucial role in many inflammatory and autoimmune diseases across multiple rare and more common diseases, including hematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology, acute care and more. In addition, we will apply our capabilities in genomics, precision medicine, and oligonucleotides to develop medicines targeting less frequent diseases and accelerate the development of Alexion’s pipeline in rare diseases and beyond.

Enable us to build on our global strength to bring Alexion’s leading medicines to more patients around the world

•                  The combination adds a ‘blockbuster’ immune-mediated franchise based on the C5 complement system research platform, including Soliris, a first-in-class treatment for a rare blood condition, and Ultomiris, a second-generation C5 monoclonal antibody with more convenient dosing. We will be able to build on our global footprint and extensive emerging markets presence to further globalize Alexion’s portfolio and accelerate its worldwide expansion. At the same time, the addition of Alexion’s expertise in rare diseases will provide insights and enhance capabilities that will accelerate the full range of opportunities in our combined pipeline and portfolio.

Strengthen our broad-based revenue growth and extend coverage of healthcare practitioners across primary, specialized, and highly specialized care

•                  On completion, we will be able to bring the current and future innovative medicines of both companies to a broad range of health care practitioners across primary, specialized, and highly specialized care around the world. This will enable us to maximize impact and value and immediately accelerate growth.

Provide strong financial benefits

•                  After completion, we expect to deliver double-digit revenue growth through to 2025 and benefit from significantly enhanced operating margin and cash flow generation. These strong financials will further strengthen over the next few years and provide increased firepower to support our growth and invest in our pipeline and business development.

In addition to the clear strategic and financial benefits, ~3,500 talented people who share our dedication to science, innovation, and the delivery of life-changing medicines will join our team. Just imagine what we will be able to accomplish when we add Alexion’s scientific and commercial expertise to our own.

This will also increase our presence in Boston, Massachusetts, US — which is the location of Alexion’s global headquarters. Boston will also be the headquarters location for a dedicated Rare Disease unit in the combined company.

Decisions relating to the integration of Alexion will be confirmed after completion of the acquisition, which is expected in Q3 next year. Completion can only go ahead once all necessary external approvals are obtained — and, until then, there are restrictions on how we can interact with Alexion and its employees. You must therefore not reach out to Alexion employees unless you are doing so as part of everyday business that is unrelated to the proposed acquisition. Should you require guidance, please speak with the Legal lead in your area.

At 14:00 UK GMT today, we will host a call for analysts and investors to provide further details. This will be streamed live to the Company Announcements group on Workplace, with the replay available thereafter. In the coming days, we will also hold a Q&A session with Marc Dunoyer, Chief Financial Officer, on Workplace to answer initial questions that you may have. Look out for details on Monday.

In closing, I would first like to express my sincere gratitude to @Marc Dunoyer, @Rodolphe Grepinet, and all those across the company who have worked so hard to make this announcement possible. Second, I would like to thank you all once again for your ongoing commitment. Despite the challenges brought about by the pandemic, there has never been a more exciting or important time to work in healthcare. Together with the team from Alexion, we will make an even bigger difference to the lives of patients around the world.

Thank you,

Pascal

Important Additional Information

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion Pharmaceuticals, Inc. (“Alexion”) (the “proxy statement/prospectus”), Alexion intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”.

The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in the definitive proxy statement for Alexion’s 2020 special meeting of shareholders, as previously filed with the SEC on March 26, 2020. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-looking Information

This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2019, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2019, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.